

October 6, 2011

Via E-mail
Mr. Paul J. Aiello
President and Chief Executive Officer
Infrax Systems, Inc.
6365 53rd Street N.,
Pinellas Park, Florida 33781

      Re: **Infrax Systems, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2010
              Filed September 28, 2010
              File No. 000-52488

Dear Mr. Aiello:

We have reviewed your letter dated September 14, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 18, 2011.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 8. Financial Statements and Supplementary Data

Statement of Stockholders' Equity, page 31

1.   Your correspondence appears to indicate that you plan to restate your Statement of Stockholders Equity for the year ended June 30, 2010 to address our prior comments. Please note that in doing so you should label the Statement of Stockholders Equity as restated, include a footnote describing the restatement in accordance with the requirements of ASC 250-10-50 and your audit opinion should reference the restatement footnote in accordance with paragraph 12 of AU Section 420.

2.   We note the Restated Statement of Stockholders Equity provided in Schedule 1 and the stock transaction detail provided in Schedule 2 in response to our prior comments 1 through 4. Please address the following inconsistencies:

- Your Restated Statement of Stockholders Equity reflects 7.8 million shares of stock issued for services with a corresponding $246,000 increase in total equity. However the detail provided in Schedule 2 appears to indicate that the total value of these common shares issued for services is $262,000. Please reconcile this apparent discrepancy.
- Your Restated Statement of Stockholders Equity reflects the conversion of 600,000 preferred shares into 1.8 billion common shares with a corresponding $1.8 million decrease in APIC. However the detail provided in Schedule 2 reflects a $481,000 decrease in APIC. Please reconcile this apparent discrepancy.
- Your Restated Statement of Stockholders Equity reflects the issuance of 2.5 million preferred shares to Trimax with a corresponding $5.8 million increase in total equity. However the detail provided in Schedule 2 indicates that the total value of these preferred shares was $5.7 million. Please reconcile this apparent discrepancy.
- Your Restated Statement of Stockholders Equity reflects the combined issuance of 1.2 million preferred shares related to the conversion of accrued officer salaries and officer bonuses with a corresponding $368,000 increase in total equity. However the detail provided in Schedule 2 reflects 1.1 million preferred shares issued to officers and employees with a total equity value of $307,000. Please reconcile this apparent discrepancy.

Note 5 – Intangible Assets

TriMax Intellectual Property, page 39

3.   We note your response to prior comment 5. However, it is unclear whether you have concluded that this transaction is a business combination or whether you continue to believe that this transaction is an asset acquisition. To the extent that you continue to believe that this transaction is an asset acquisition please fully respond to our prior comment 5. To the extent that you concluded that the transaction is a business combination, please describe how your accounting change impacts your financial statements and how you considered ASC 250-10-45.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief